March 23, 2005
Via U.S. Mail and facsimile at 360-666-6483

Mr. Steve Nieman
15204 NE 181st Loop
Brush Prairie, Washington 98606

Re:	Alaska Air Group, Inc. ("AAG")
	Preliminary Proxy Statement on Schedule 14A
	Filed March 15, 2005
      Filed by Steve Nieman, Richard D. Foley and Robert C.
	Osborne MD
	File No. 001-08957

Dear Mr. Nieman:

We have reviewed your filing and have the following comments.

General

1. Rule 14a-6(m) requires that the cover page of your document be in the form provided by Schedule 14A and contain all of the information required by the Schedule. Please revise your document accordingly.

2. We note your response to comment 2. In reviewing your website at www.votepal.com, we note that information still exists on the website pertaining to the nominees and to the 2004 proxy contest. Please file all of this information promptly as soliciting material, or remove it from the website.

Beginning of the Challengers` Remarks

3. We note your response to prior comment 3. If the reasons that management has withheld the names of your nominees have not been explained, then you should state that in your materials. You should, however, advise security holders that management was not required to include the names of your nominees on its card.

4. We note that you state in this section that "the only way you can use the Company-AAG`s proxy card is to sign it, and send it to the CHALLENGERS via fax or mail (instruction available on www.votepal.com) and we will vote it per our intentions published below..." Please be advised that the company proxy card will appoint a specific person or persons as proxy, and you will not be
able to vote the proxy in their stead.   A security holder who wishes
to vote for the CHALLENGER slate may check "Withhold" for each of the management nominees and write in the names of the CHALLENGER nominees, but security holders should not be instructed to send management`s card to you.

How We Plan to Solicit

5. Please respond to prior comment 8. We note that you will solicit proxies primarily through your web-site, www.votepal.com.
Please advise us as to how you plan on verifying that any person from whom you have received a proxy has previously been furnished with a proxy statement. See Rule 14a-3(a).

How do I cast my Vote using the CHALLENGER`S Proxy Card?

6. We note your response to comment 9. Please disclose, if true, that you are aware of at least one bank or broker who will not vote the group`s proxy card at the meeting.

New Proposals-- General

7. Revise to state whether the proposed resolutions, if adopted, would be binding on the board of directors of the company, or whether they would merely be precatory instructions to the board.

Proposal No. 2-Ballot access for directors nominated by security holders.

8. Clarify whether your proposal requires an amendment of the company`s by-laws or its charter. Disclose the provisions of the company`s charter and by-laws governing the board`s right to change the existing terms of the company`s stock and to create an ESOP. Explain clearly whether security holders are presently empowered to vote on the ESOP, and whether they are entitled to create ESOP stock that has voting provisions that differ from those of the other company common stock.

9. Revise this proposal to state why it is an appropriate matter for a security holder vote under applicable state law.

10. The first sentence in the added proposal, which addresses proposed Rule 14a-11, calls for a legal conclusion that cannot be supported unless the rule is adopted. Please delete the sentence.

11. The exact wording of a proposed by-law amendment should appear in the proxy statement. Revise your disclosure to include the exact wording of the provision you are proposing. An indented paragraph that contains the substance of the change may be helpful to security holders.

12. Revise the Participants section to include the required information about Mr. Davidge.

Proposal No. 3-ESOP to make our company work better.

13. Revise the description of the proposed ESOP to remove the speculative language about the ESOP "which will be fair and equitable for all employees, and within the next 20 years attain and maintain the goal of a 51% ownership of our company."

14. Revise sub paragraphs 1 and 2 of this proposal to explain what you mean by "Full pass through of all rights equivalent to all other stockholders" and explain how the three separate groups will be chosen and by whom.

15. Please disclose the basis for your understanding that the proposed amendment to the bylaws to afford each ESOP security holder one vote, regardless of the number of shares that holder owns, complies with applicable state law. Tell us what consideration you have given to proposing a charter amendment to effect this change.

      As appropriate, please amend your Schedule 14A, and electronically submit a blacklined version of the Schedule 14A and corresponding response letter to these comments on EDGAR. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      Please direct any questions to me at (202) 942-1762.

Sincerely,



Julia E. Griffith
Special Counsel
Office of Mergers and Acquisitions